Exhibit 99.1

UCOMMUNE INTERNATIONAL LTD

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD
		(Unaudited)	(Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	54,288	60,382	8,309
Restricted cash, current	985	360	50
Short-term investments	17,127	17,113	2,355
Accounts receivable, net of allowance of RMB46,756 and RMB45,625 as of December 31, 2023 and June 30, 2024, respectively	86,093	71,338	9,816
Prepaid expenses and other current assets, net	85,294	72,932	10,036
Amounts due from related parties, current	50,763	26,742	3,680
Total current assets	294,550	248,867	34,246

Non-current assets
Long-term investments	45,553	27,091	3,728
Property and equipment, net	54,507	48,754	6,709
Right-of-use assets, net	142,456	129,955	17,882
Intangible assets, net	2,852	2,538	349
Rental deposit	6,841	5,531	761
Other assets, non-current	40,000	31,189	4,292
Total non-current assets	292,209	245,058	33,721
TOTAL ASSETS	586,759	493,925	67,967

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD
		(Unaudited)	(Note 2d)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	202,184	174,110	23,958
Accrued expenses and other current liabilities	157,211	130,982	18,025
Amounts due to related parties, current	4,424	4,211	579
Deferred workspace membership fee	17,730	16,233	2,234
Contract liabilities	7,637	7,408	1,019
Income taxes payable	2,726	7,857	1,081
Deferred subsidy income	3,204	2,774	382
Lease liabilities, current	36,927	41,152	5,663
Total current liabilities	432,043	384,727	52,941

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD
		(Unaudited)	(Note 2d)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liabilities:
Refundable deposits from members, non-current	9,185	7,430	1,022
Lease liabilities, non-current	70,628	64,672	8,899
Warrant liabilities	5,383	1,561	215
Total non-current liabilities	85,196	73,663	10,136
TOTAL LIABILITIES	517,239	458,390	63,077

Commitments and contingencies (Note 16)

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 611,778 and 1,319,644 issued and outstanding as of December 31, 2023 and June 30, 2024, with par value of US$0.024 and US$0.024, respectively(i))	93	97	13
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 39,387 and 119,387 issued and outstanding as of December 31, 2023 and June 30, 2024, with par value of US$0.024 and US$0.024, respectively(i))	6	20	3
Additional paid-in capital	4,573,515	4,594,846	632,272
Statutory reserves	6,449	6,449	887
Accumulated deficit	(4,540,848)	(4,590,970)	(631,738)
Accumulated other comprehensive income	22,754	23,756	3,269
Total Ucommune International Ltd shareholders’ equity	61,969	34,198	4,706
Noncontrolling interests	7,551	1,337	184
TOTAL EQUITY	69,520	35,535	4,890
TOTAL LIABILITIES AND EQUITY	586,759	493,925	67,967

(i)	Par value of ordinary shares and share data have been retroactively restated to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Revenue:
Workspace membership revenue (including services provided to a related party of RMB5 and RMB17 for six months ended June 30, 2023 and 2024)	70,793	39,418	5,424
Marketing and branding service revenue (including services provided to a related party of RMB9,155 and RMB5,741 for six months ended June 30, 2023 and 2024)	154,917	46,638	6,418
Other service revenue (including services provided to related parties of RMB1,814 and RMB637 for six months ended June 30, 2023 and 2024)	44,392	32,856	4,521
Total revenue	270,102	118,912	16,363

Cost of revenue:
Workspace membership (including services provided by related parties of RMB154 and nil for six months ended June 30, 2023 and 2024)	(78,640)	(43,017)	(5,919)
Marketing and branding service (including services provided by related parties of RMB46,385 and RMB2,047 for six months ended June 30, 2023 and 2024)	(151,527)	(47,045)	(6,474)
Other services	(41,708)	(30,885)	(4,250)
Total cost of revenue	(271,875)	(120,947)	(16,643)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(25,825)	(563)	(77)
Sales and marketing expenses	(5,343)	(1,766)	(243)
General and administrative expenses	(38,132)	(27,578)	(3,795)
Change in fair value of warrant liability	11,346	3,844	529
Change in fair value of put option liability	222	—	—
Loss from operations	(59,505)	(28,098)	(3,866)

Interest (expense)/income, net	(95)	704	96
Subsidy income	6,629	587	81
Impairment on long-term investments	(13,821)	(17,979)	(2,474)

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Gain/(loss) on disposal of subsidiaries	34,670	(4,336)	(597)
Other expense, net	(18,963)	(1,699)	(234)
Loss before income taxes and loss from equity method investments	(51,085)	(50,821)	(6,994)
Provision for income taxes	(31)	(5,142)	(708)
Loss from equity method investment	(560)	(483)	(66)
Net loss	(51,676)	(56,446)	(7,768)
Less: Net loss attributable to noncontrolling interests	(13,257)	(6,324)	(870)
Net loss attributable to Ucommune International Ltd	(38,419)	(50,122)	(6,898)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd(i)
–Basic and diluted(i)	(86.55)	(62.15)	(8.55)
Weighted average shares used in calculating net loss per share(i)
–Basic and diluted(i)	443,883	806,427	806,427

(i)	Share and per share data have been retroactively restated to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Net loss	(51,676)	(56,446)	(7,768)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	(3,043)	991	136
Total Comprehensive loss	(54,719)	(55,455)	(7,632)
Less: Comprehensive loss attributable to noncontrolling interest	(13,277)	(6,335)	(872)
Comprehensive loss attributable to Ucommune International Ltd’s shareholders	(41,442)	(49,120)	(6,760)

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ucommune International Ltd shareholders’	Noncontrolling	Total
	Shares(i)	Amount	capital	Reserve	deficit	loss	equity	interests	equity
Balance as of December 31, 2022 in RMB	385,471	63	4,550,134	6,246	(4,529,473)	24,297	51,267	26,125	77,392
Adoption of ASC 326	—	—	—	—	(6,308)	—	(6,308)	—	(6,308)
Net loss	—	—	—	—	(38,419)	—	(38,419)	(13,257)	(51,676)
Foreign currency translation adjustment	—	—	—	—	—	(3,023)	(3,023)	(20)	(3,043)
Provision for statutory reserve	—	—	—	203	(203)	—	—	—	—
Shares issued for conversion of convertible debt	157,170	27	12,915	—	—	—	12,942	—	12,942
Stock-based compensation	—	—	4,954	—	—	—	4,954	—	4,954
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,682)	(1,682)
Balance as of June 30, 2023 in RMB (unaudited)	542,641	90	4,568,003	6,449	(4,574,403)	21,274	21,413	11,166	32,579
Balance as of December 31, 2023 in RMB	651,165	99	4,573,515	6,449	(4,540,848)	22,754	61,969	7,551	69,520
Net loss	—	—	—	—	(50,122)	—	(50,122)	(6,324)	(56,446)
Foreign currency translation adjustment	—	—	—	—	—	1,002	1,002	(11)	991
Capital contribution from shareholder	80,000	14	1,691	—	—	—	1,705	—	1,705
Exercise of Warrant	25,000	4	426	—	—	—	430	—	430
Stock-based compensation	682,866		19,214	—	—	—	19,214	—	19,214
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	193	193
Disposal of subsidiaries	—	—	—	—	—	—	—	(72)	(72)
Balance as of June 30, 2024 in RMB (unaudited)	1,439,031	117	4,594,846	6,449	(4,590,970)	23,756	34,198	1,337	35,535
Balance as of June 30, 2024 in USD (unaudited)	1,439,031	16	632,272	887	(631,738)	3,269	4,706	184	4,890

(i)	Share data have been retroactively restated to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands, except share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Net cash provided by/(used in) operating activities	30,699	(4,916)	(677)

Cash flows from investing activities
Purchase of short-term investments	(72,868)	(17,114)	(2,355)
Redemption of short-term investments	76,288	17,104	2,354
Purchase of property and equipment	(7,632)	(1,565)	(215)
Proceeds from disposal of property and equipment	—	13	2
Cash deduction due to disposal of subsidiaries	(1,006)	(123)	(18)
Net used in investing activities	(5,218)	(1,685)	(232)

Cash flows from financing activities
Capital contribution from shareholders	—	1,705	235
Capital contribution from noncontrolling shareholders	—	193	27
Loan received from related parties	—	1,433	197
Loan repaid to related parties	(7,300)	—	—
Loan received from third parties	297	7,818	1,075
Loan repaid to third parties	(11,489)	(416)	(57)
Cash received from exercise of warrant	—	430	59
Net cash (used in)/provided by financing activities	(18,492)	11,163	1,536

Effects of exchange rate changes	(1,960)	907	125
Net increase in cash, cash equivalents and restricted cash	5,029	5,469	752
Cash, cash equivalents and restricted cash – beginning of the period	53,245	55,273	7,606
Cash, cash equivalents and restricted cash – end of the period	58,274	60,742	8,358

Supplemental disclosure of cash flow information:
Interest paid	2,041	1,550	213
Income taxes paid	14	—	—

Supplemental disclosure of noncash information:
Payable for purchase of property and equipment	2,233	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	766	—	—
ROU assets disposed as reduction of operating lease liabilities due to lease termination	84,770	—	—
Conversion of convertible bond’s principle	12,942	—	—
Disposal of properties and prepaid expenses and other current assets in exchange for long-term investments	48,130	—	—
Settlement of accrued expenses and other current liabilities with other non-current assets	—	8,811	1,212

The accompanying notes are an integral part of these condensed consolidated financial statements.

UCOMMUNE INTERNATIONAL LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 and 2024
(Amounts in thousands, except share and per share data, or otherwise noted)

1.	ORGANIZATIONS AND PRINCIPAL ACTIVITIES

Ucommune Group Holdings Limited (“Ucommune Group”) was founded in 2018 and was incorporated in the Cayman Islands. On June 29, 2020, Orisun Acquistion Corp. (“Orisun”), a special purpose acquisition company (“SPAC”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Ucommune Group. Pursuant to the Share Exchange Agreement, Ucommune International Ltd (“the Company”), which is a subsidiary wholly owned by Orisun, acquired all of the issued and outstanding ordinary shares of Ucommune Group from the shareholders of Ucommune Group by newly issuing ordinary shares of Orisun to the shareholders of Ucommune Group (“SPAC Transaction”). The SPAC Transaction was consummated on November 17, 2020. Ucommune Group’s shareholders remains the controlling financial interests of Ucommune Group after the SPAC Transaction, which was accounted for as a reverse recapitalization. In connection with the closing of the SPAC Transaction, Orisun had been ceased and Ucommune International Ltd continued as the surviving company.

Ucommune International Ltd, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in providing long-term leasing, on-demand and short-term leasing solutions to freelancers, start-up entrepreneurs, small medium enterprises and corporations by delivering well-furnished and fully-serviced space on a flexible basis in the People’s Republic of China (“PRC”). The individuals and enterprises registered on U bazaar, a mobile app of the Group are referred to as members.

a.	The VIE arrangements

The Company operates substantially all of its business through its VIEs including Ucommune Venture and Beijing U Bazaar. On May 20, 2019, WFOE entered into a series of contractual arrangements with Ucommune Venture, Beijing U Bazaar, and the respective equity interest holders. The series of contractual agreements include exclusive business cooperation agreement, exclusive call option agreement, equity pledge agreement, powers of attorney and spousal consent letters.

The Group believes that these contractual arrangements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and is able to consolidate the VIEs and VIEs’ subsidiaries.

The Group’s business has been directly operated by the VIEs and their subsidiaries. As of December 31, 2023, and June 30, 2024, the VIEs and their subsidiaries accounted for an aggregate of 91.9% and 88.1%, respectively, of the Group’s consolidated total assets, and 96.4% and 93.6% respectively of the Group’s consolidated total liabilities.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2023 and 2024 was included in the accompanying condensed consolidated financial statements:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD
		(Unaudited)	(Note 2d)
Cash and cash equivalents	51,854	59,263	8,155
Other current assets	195,143	131,027	18,030
Total current assets	246,997	190,290	26,185
Property and equipment, net	54,505	48,752	6,708
Right-of-use assets, net	142,456	129,955	17,882
Other non-current assets	95,246	66,349	9,130
Total non-current assets	292,207	245,056	33,720
TOTAL ASSETS	539,204	435,346	59,905
Accounts payable	198,318	170,603	23,476
Lease liabilities, current	36,927	41,152	5,663
Other current liabilities	183,746	145,042	19,958
Total current liabilities	418,991	356,797	49,097
Lease liabilities, non-current	70,628	64,672	8,899
Other non-current liabilities	9,185	7,430	1,022
Total non-current liabilities	79,813	72,102	9,921
Total liabilities	498,804	428,899	59,018

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Note 2d)
Net revenues	270,102	118,912	16,363
Net loss	(50,016)	(55,569)	(7,647)
Net cash provided by/(used in) operating activities	22,125	(6,297)	(866)
Net cash (used in)/provided by investing activities	(4,668)	5,450	750
Net cash (used in)/provided by financing activities	(18,492)	7,631	1,050

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

b.	Recent development

Substantially all of the Group’s revenues and workforce are concentrated in China. COVID-19 has resulted in a material and negative effect on the economy and rental market in China and caused loss of the Group’s business, closure and disposal of unprofitable spaces in operation during the year 2023 and in the first half of 2024, which in turn resulted in a decrease in revenue of workspace membership services. The Group’s financial position, results of operations and cash flows could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

2.	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and use of estimates

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) which include the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries. These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, incremental borrowing rate, allowance for credit losses, impairment of right-of-use (“ROU”) assets, other long-lived assets and long-term investments, and valuation of the Group’s warrant liabilities. Actual results may differ materially from those estimates.

b.	Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business is dependent on, among other things, the Group’s ability to generate sufficient cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

The Group has incurred recurring operating losses since its inception, including net losses of RMB22.6 million and RMB56.4 million for the year ended December 31, 2023 and the six months ended June 30, 2024, respectively. Accumulated deficit was RMB4,591.0 million as of June 30, 2024. As of June 30, 2024, the Company had cash and cash equivalents of RMB60.4 million and working capital deficit (defined as total current assets deducted by total current liabilities) of RMB135.9 million. The COVID-19 pandemic negatively impacted the Group’s business operations and caused loss of the Group’s business, closure and disposal of unprofitable spaces in operation during the year 2023 and in the first half of 2024. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with the Company’s core business, controlling operating costs and optimizing operational efficiency to improve the Group’s cash flow from operations. The Group also plans to raise additional capital, including among others, obtaining debt and equity financing, to support its future operation.

The Group continues to explore opportunities to grow its business. However, it has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Group expects the operating losses and negative cash flows from operations will continue for the foreseeable future. If it is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Group to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Group will be able to obtain additional financing on terms acceptable to the Group, in a timely manner, or at all. In the event that financing sources are not available, or that the Group is unsuccessful in increasing its gross profit margin, push collection of long term receivables and reducing operating losses, the Group may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

c.	Impairment of ROU assets and other long-lived assets

The Group reviews its ROU assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant underperformance relative to projected operating results; (b) Significant changes in the overall business strategy; (c) Significant adverse changes in legal or business environment and (d) Significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the ROU assets and property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on excess of carrying value over the fair value of the assets. The Company measured the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges and occupancy rate. The gross yield rate is used as the discount rate.

The Group reviews its other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Group considers to be important which could trigger an impairment review primarily includes (a) Significant adverse changes in legal or business environment and (b) significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Group measures impairment by comparing the carrying value of the non-current assets to the estimated collection of receivables.

The Group recorded nil and RMB563 impairment losses on its ROU assets, nil and nil impairment losses on its property and equipment, nil and nil impairment losses on its intangible assets, RMB25,825 and nil impairment losses on its other non-current assets during the six months ended June 30, 2023 and 2024, respectively.

d.	Convenience translation

The Group’s business is primarily conducted in China and substantially all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ equity and cash flows from RMB into US dollars as of and for the six months ended June 30, 2024 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB7.2672 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2024, or at any other rate.

e.	Allowance for credit losses

On January 1, 2023, the Group adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in RMB6,223 credit losses for accounts receivable and RMB85 credit losses for prepayment and other current assets recorded in the opening balance of accumulated deficit, a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2023 by RMB6,308.

Upon adoption of ASC 326, the Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets and due from related parties which are not under common control, etc., and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations. The Group assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Group’s customer or vendor based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

f.	Long-term investments

The Group’s long-term investments include equity securities without readily determinable fair values and equity method investments.

Equity securities without readily determinable fair values

For equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The adoption did not have a material impact on the Group’s consolidated financial position or results of operations, in accordance with ASC Topic 321, Investments—Equity Securities.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820—Fair Value Measurement (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group would recognize an impairment loss in the consolidated statements of operations.

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into accumulated deficit and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment (“OTTI”) has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Nonmonetary transactions

The Group engages in nonmonetary exchanges of equity interest of certain long-term investments. The transaction price of the nonmonetary consideration is based on the fair values of the assets involved. The cost of equity interest acquired in exchange is initially measured at the fair value of the assets the Group surrendered to obtain them.

g.	Convertible bond and detachable warrants

The Group issued convertible bond with detachable warrants in January 2022. The Group has evaluated that the convertible bond with detachable warrants is a bundle of freestanding financial instruments and should be separately accounted. With respect to the convertible bond, the Group has evaluated whether the conversion feature of the bond is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815 —Accounting for Derivative Instruments and Hedging Activities (“ASC 815”). Based on the Group’s evaluation, the conversion feature is not considered to be bifurcated because the conversion feature is either clearly and closely related to the Convertible Bond or meet the scope exception under ASC 815-10-15. The Group has determined that there was no beneficial conversion feature attributable to the convertible bond, as the adoption of ASU 2020-06 since January 1, 2022.

The Group has evaluated the embedded put option in accordance with ASC815 has had determined the put option meet the definition of a derivative and need to be bifurcated and measured under the fair value as the convertible bond was issued at a substantial discount and is contingently exercisable. The Group classifies put option in its condensed consolidated balance sheets as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

The Group has evaluated the detachable warrants in accordance with ASC 815 has had determined the detachable warrants meet the definition of a derivative and need to be measured under the fair value. The Group classifies warrants in its condensed consolidated balance sheets as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

h.	Lease

The Group made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Group has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Group’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

The Group leases properties for its co-working space and other locations. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Group enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term.

The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporating lease term, currency risk, credit risk and an adjustment for collateral.

The Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses include rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses before it incurs or becomes probable.

From the Perspective of Lessor

The Group recognizes workspace membership revenue under ASC 842, and all the lease contracts are operating leases. The Group provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership services fees or office desk rental fee. The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), as well as fee-based for the use of conference room. The price of each membership varies, based on the basis of the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space in the contract. The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the Group’s lease contracts are fixed lease payment contracts. The Group’s variable lease payments consist of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred. Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Group applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC842. The lease term for most of the membership services is less than one year. The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide the Group with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of the Group’s lease assets represents the fair value of the leased assets at the end of the lease terms. The Group relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Operating lease income from fixed payments and variable lease income for the six months ended June 30, 2023 and 2024 were as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease income from fixed payments	70,793	39,418
Variable operating lease income	—	—
Total	70,793	39,418

Lease payments receivable for the following five years as of June 30, 2024 were as follows:

RMB
(Unaudited)
For the six months period ending December 31,
2024	35,042
For the year ending December 31,
2025	45,603
2026	20,056
2027	8,236
2028	7,886
Thereafter	66,845
Total	183,668

i.	Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

(i)	Workspace membership revenue

As set out in Note 2 “Lease, from the perspective of lessor”, workspace membership revenue is recognized under ASC 842.

(ii)	Marketing and branding services revenue

The Group provides integrated branding services primarily including the tailor-made digital marketing strategy design and placement on different media platforms based on the customer’s needs in respective industries, including the internet, automobile, finance, electronics and consumer goods as the single performance obligation and revenue is recognized over time during the contract period under input method according to the actual placement. The Group also provides online targeted marketing services to provide marketing strategy design and placement on famous advertising platform for the promotion of the customer as the single performance obligation and recognize revenue over time during the contract period under output method according to the agreed settlement statement. The Group is the primary obligator and bearing the service risk of the marketing and branding services, and the Group has the right and ability to direct which media channel to place the advertisement to the customer on the Group’s behalf and has discretion in establishing the price for the service. So, the Group is identified as a principal.

(iii)	Other services revenue

Other services revenue primarily consists of 1) interior design and construction revenue, 2) co-working space management fees, 3) SaaS services, IOT solutions and technical support revenue and 4) charges to members for ancillary services including printing and copying, etc. The Group identified the services as one single performance obligation.

1) Interior design and construction revenue

The Group provides interior design service to customer for agreed location as the single performance obligation and recognizes interior design revenue over time upon the achievement of milestones, which represents the design stages agreed in the contract. The Group provides construction service as the single performance obligation and recognizes revenue using a cost-based input method that recognizes revenue as work is performed based on the relationship between actual costs incurred compared to the total estimated cost of the contract, to determine the Group’s progress towards contract completion and to calculate the corresponding amount of revenue to recognize. The Group has the right and ability to direct which sub-contractors or third-party designers to provide construction or design work for the customers, and the Group is the primary obligator and bearing the service risk of the interior design and construction services. So, the Group is identified as a principal.

2) Co-working space management fees

Co-working space management fees is derived from managing branded co-working space locations for leased property owners as the single performance obligation. The fee generally consists of a monthly base amount plus revenue sharing. The Group primarily charge landlords management fees for branding, consulting and operating services. The Group provide services within the contract term and recognizes revenue over time under output method when service is completed.

3) SaaS services, IOT solutions and technical support revenue

The Group recognizes revenue at a point in time for the SaaS services and IOT solutions revenue as the single performance obligation when service is completed, or devices are delivered to customers. The Group provides technical support services as the single performance obligation and recognizes revenue over time under output method because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term.

4) Ancillary services revenue

The Group recognizes revenue at a point in time when respective ancillary services including printing and copying services are rendered to members.

Contract liabilities primarily result from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment. Substantial all marketing and branding revenue, and other services revenue is recognized over time during the six months ended June 30, 2023 and 2024. Balance of contract liabilities were RMB7,637 and RMB7,408 as of December 31, 2023 and June 30, 2024, respectively. Revenue recognized that was included in deferred revenue balance at the beginning of year were RMB5,597 and RMB5,047 during the year ended December 31, 2023 and the six months ended June 30, 2024, respectively.

j.	Warrant liability

In connection with the issuances of ordinary shares, the Group may issue options or warrants to purchase ordinary shares. In certain circumstances, these options or warrants may be classified as liabilities, rather than as equity.

Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of operations during the period in which such instruments are outstanding.

k.	Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning after December 15, 2023, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ending December 31, 2025. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

3.	RISKS AND CONCENTRATION

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB52,913 and RMB59,324 as of December 31, 2023 and June 30, 2024, respectively.

Concentration risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. As of December 31, 2023 and June 30, 2024, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC. There are two customers individually represent 21.7% and 21.1% of total net revenue for the six months ended June 30, 2023. There is one customer individually represent 19.5% of total net revenue for the six months ended June 30, 2024.

There is one and three customers individually represent greater than 10% of total accounts receivable as of June 30, 2023 and 2024, respectively. Their aggregated percentage to total accounts receivable is 17.5% and 36.8% as of June 30, 2023 and 2024, respectively.

There is one and one supplier that individually represent greater than 10% of the total cost of revenue (excluding impairment loss) for the six months ended June 30, 2023 and 2024.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
		(Unaudited)
Account receivable	132,849	116,963
Less: Allowance for credit losses	(46,756)	(45,625)
Total	86,093	71,338

The following table provide a summary of changes of the allowance for credit loss for the six months ended June 30, 2024 and the year ended December 31, 2023:

	December 31, 2023	June 30, 2024
	RMB	RMB
		(Unaudited)
Balance at beginning of period	22,281	46,756
Adoption of ASC 326	6,223	—
Amounts charged to/(reversed of) expenses	21,766	(997)
Amounts written off	(195)	(134)
Disposal of a subsidiary	(3,319)	—
Balance at end of period	46,756	45,625

As of December 31, 2023 and June 30, 2024, all accounts receivable was due from third party customers. Provision for credit losses for the year ended December 31, 2023 was RMB21,766 and reversal for credit losses for the six months ended June 30, 2024 was RMB997.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
		(Unaudited)
Advances to suppliers(i)	30,683	23,832
Prepaid VAT	21,477	19,952
Rental deposit, current	6,924	6,899
Staff advances	3,968	3,922
Prepaid consulting expenses	2,439	1,531
Short-term construction deposits	2,206	1,301
Prepaid short-term rent	8,065	9,581
Interest receivable	346	392
Receivables from third-party payment platform	212	61
Receivables from Hunan Longxi	5,000	5,000
Others(ii)	29,367	21,656
Total	110,687	94,127
Less: Allowance for credit losses	(25,393)	(21,195)
Total	85,294	72,932

Notes:

(i)	Advances to suppliers mainly includes prepaid advertising costs, prepaid operation expenses as well as prepayment to construction and design suppliers.

(ii)	Others mainly includes the loans provided to third parties and the non-trade receivables from third parties.

The following table provide a summary of changes of the allowance for credit loss for the six months ended June 30, 2024 and the year ended December 31, 2023:

	December 31, 2023	June 30, 2024
	RMB	RMB
		(Unaudited)
Balance at beginning of period	30,498	25,393
Adoption of ASC 326	85	—
Amounts charged to/(reversed of) expenses	6,257	(2,228)
Amounts written off	(6,512)	(1,970)
Disposal of a subsidiary	(4,935)	—
Balance at end of period	25,393	21,195

Provision for credit losses for prepayment and other current assets for the year ended December 31, 2023 was RMB6,257 and reversal for credit losses for the six months ended June 30, 2024 was RMB2,228, respectively.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
		(Unaudited)
Leasehold improvement	88,800	77,901
Buildings	43,372	43,372
Furniture	3,792	2,778
Office equipment	11,386	11,001
Vehicles	68	68
Total cost of property and equipment	147,418	135,120
Less: Accumulated depreciation	(81,957)	(76,938)
Impairment loss	(10,954)	(9,428)
Total	54,507	48,754

Depreciation expenses for the six months ended June 30, 2023 and 2024 were RMB10,880 and RMB5,478, respectively.

Impairment loss for the six months ended June 30, 2023 and 2024 were nil and nil, respectively.

Gain on disposal for the six months ended June 30, 2023 was RMB6,139 and loss on disposal for the six months ended June 30, 2024 was RMB805, respectively.

As of June 30, 2024, the Group had no significant outstanding capital commitments.

7.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
		(Unaudited)
Equity method investments:
Shanghai Youmei Information Consulting Co., Ltd. (Youmei)(a)	18,462	17,979
Qingdao Rongzemingzhi Network Technology Co., Ltd. (Rongzemingzhi)(b)	11,782	11,782
Other equity method investments(c)	6,929	6,929
Less: impairment loss on equity method investments	(18,711)	(36,690)

Equity securities without readily determinable fair values investments:
Hangzhou Renjunxing Technology Co., Ltd (Renjunxing)(d)	18,681	18,681
Green fire Decoration Engineering (Beijing) Co., Ltd. (Green Fire)(e)	13,821	13,821
Other equity securities without readily determinable fair values investments(f)	15,910	15,910
Less: impairment loss on equity securities without readily determinable fair values investments	(21,321)	(21,321)
Total	45,553	27,091

Notes:

(a)	In April 2023, the Group acquired 25.53% of equity interest of Youmei through nonmonetary transaction with Youmei, a We Media Company for study abroad and education, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the equity interest which is RMB17,647. Gain of this nonmonetary transaction was RMB1,353. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method. As of June 30, 2024, Youmei was fully impaired.

(b)	In March 2023, the Group acquired 29.51% of equity interest of Rongzemingzhi through nonmonetary transactions with Rongzemingzhi, a software design and development Company, in exchange of the Group’s building located in Ningbo, Zhejiang Province. The cost of equity interest acquired in exchange is initially measured at the fair value of the building that the Group surrendered to obtain the equity interest which is RMB11,802. Gain of this nonmonetary transaction was RMB909. As the Group has the ability to exercise significant influence but does not have control over the investee, the investment was accounted for by using equity method. Since December 31, 2023, Rongzemingzhi was fully impaired.

(c)	All of the other equity method investments has been fully impaired since December 31, 2021.

(d)	In June 2023, the Group acquired 0.8974% of equity interest of Renjunxing through nonmonetary transactions with Renjunxing, a game Company, in exchange of the Group’s creditor’s right of prepaid rental expense receivables due to early termination of two leases which carrying value is RMB18,681. The cost of equity interest acquired in exchange is initially measured at the fair value of the creditor’s right that the Group surrendered to obtain the equity interest which is equal to RMB18,681. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value.

(e)	In March 2021, the Group invested RMB13,821 in cash in Green fire, a decoration and material sales Company, for 10% equity interests. As the Group does not have the ability to exercise significant influence over the investee, the investment was accounted for by using equity securities without readily determinable fair value. The 10% equity interest was frozen in relation to a legal case regarding a lease of property. As of December 31, 2023, Green fire has been fully impaired.

(f)	The balance represents equity securities without readily determinable fair values for the Group does not have the ability to exercise significant influence over the investees. For the six months ended June 30, 2023 and 2024, the Group recorded impairment losses of nil and nil to other equity securities without readily determinable fair value, respectively. Among the total RMB15,910 equity securities without readily determinable fair values investments, RMB2,400 related to 6 long-term investments were frozen in relation to a legal case regarding a lease of property.

8.	LEASE

From the Perspective of Lessee

The Group leases real estate for terms between 2 to 20 years from real estate companies. The Group generally does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. Lease commences when the landlords make the space available for the Group to use.

The Group sub-leased the leased premises to provide various lease solutions. All of the Group’s leases are operating leases under ASC 842.

Supplemental balance sheet information related to the leases were as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
		(Unaudited)
ROU assets	142,456	129,955
Operating lease liabilities – current	(36,927)	(41,152)
Operating lease liabilities – non-current	(70,628)	(64,672)
Weighted average remaining lease terms	9.48 year	9.46 year
Weighted average incremental borrowing rate	10.47%	10.51%

The components of lease expenses for the six months ended June 30, 2023 and 2024 were as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease expenses for variable payments	135	—
Operating lease expenses for fixed payments	23,323	14,328
Short-term lease expenses	19,944	6,843
Total	43,402	21,171

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	14,930	12,981

Supplemental noncash information:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Operating lease liabilities arising from obtaining ROU assets	766	—
ROU assets disposed as reduction of operating lease liabilities due to lease termination	84,770	—

The future lease payments as of June 30, 2024 were as follows:

RMB
(Unaudited)
For the period ending December 31,
2024	30,057
For the year ending December 31,
2025	21,901
2026	19,979
2027	17,355
2028	18,272
Thereafter	25,250
Total lease payments	132,814
Less: imputed interest	(26,990)
Total lease liabilities	105,824

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
		(Unaudited)
Penalty payable(i)	47,419	31,499
Refundable deposits from members, current	14,899	15,500
Payable for investments and acquisitions	5,006	5,006
Payable to former shareholders of acquirees	9,279	9,279
Accrued payroll	29,853	8,088
VAT payable	5,414	4,581
Other taxes payable	2,293	2,551
Interests payable	308	395
Others	2,692	4,890
Third-party loans(ii)	38,446	47,620
Amounts reimbursable to employees	1,602	1,573
Total	157,211	130,982

Notes:

(i)	This item represents penalty for early termination of lease, overdue rent and legal proceedings.

(ii)	This item represents loans borrowed from third party individuals or companies with annual interest rate from 0% to 10%.

10.	COST OF REVENUE (EXCLUDING IMPAIRMENT LOSS)

Cost of revenue (excluding impairment loss) consisted of the following:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Lease expenses	42,629	21,640
Employee compensation and benefits	20,964	11,208
Depreciation and amortization	10,638	5,440
Advertising costs	142,479	39,110
Construction and design costs	34,439	25,751
Other operating costs(i)	20,726	17,798
Total	271,875	120,947

Notes:

(i)	Including utilities, maintenance, daily cleaning and others.

11.	INCOME TAXES

Cayman Islands& BVI

The Company and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in BVI. The foregoing companies are not subject to income tax.

United States (“U.S.”)

Melo and Ucommune N.Y. Corp. are incorporated in the U.S. and are subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the condensed consolidated financial statements as it has no assessable profit for the six months ended June 30, 2023 and 2024.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd. were established in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the six months ended June 30, 2023 and 2024.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions. According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Zhu Hai Heng Qin New Area (“Heng Qin New Area”) are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Heng Qin New Area, is qualified to enjoy the 15% preferential income tax rate. The original policy expired on December 31, 2020.

On May 25, 2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (hereinafter referred to as “Hengqin Shenhe District” or “Hengqin”) (Caishui [2022] No.19). And on February 17, 2023, Hengqin Guangdong-Macao Deep Cooperation Zone Taxation Bureau, State Administration of Taxation issued Announcement on Issues Relating to the Substantial Operation of Eligible Industrial Enterprises in the Hengqin Guangdong-Macao Deep Co-operation Zone ([2023] No. 1). These policies continue the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises.

According to Caishui [2019] No.13, announcement of the Ministry of Finance and the State Taxation Administration Caishui [2021] No.12, and announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3,000, (ii) no more than 300 employees, and (iii) total assets of no more than RMB50,000.

According to announcement of the State Taxation Administration [2021] No.8, which became effective on January 1, 2021 and until to December 31, 2022, small, low-profit enterprises whose annual taxable income is no more than RMB1,000 is subject to the preferential income tax rate 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to announcement of the Ministry of Finance and the State Taxation Administration [2022] No.13, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB1,000 but no more than RMB3,000 is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

In accordance with announcement of the Ministry of Finance and the State Taxation Administration [2023] No. 6, which was effective from January 1, 2023 to December 31, 2024, preferential tax rate became 5% on taxable income below RMB1,000.

According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%). For the years ended December 31, 2022 and 2023, some PRC subsidiaries are small, low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small, low-profit enterprises.

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Current tax expense	50	5,142
Deferred tax benefit	(19)	—
Total	31	5,142

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets were as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
		(Unaudited)
Deferred tax assets:
Allowance for credit losses	12,870	11,496
Impairment loss on long-lived assets and long-term prepaid expenses	53,832	52,962
Impairment loss on long-term investments	17,920	22,421
Accrued Liabilities	12,401	7,635
Deductible temporary difference related to advertising expenses	4,602	4,595
Deferred subsidy income	289	198
Net operating loss carrying forwards	301,768	352,068
Total deferred tax assets	403,682	451,375
Less: valuation allowance	(403,682)	(451,375)
Deferred tax assets, net	—	—

Net change in the valuation allowance of deferred tax assets are summarized as follows:

RMB
Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2022	382,720
Additions-change to tax expense	84,941
NOL Reductions/expirations	(63,979)
Balance at December 31, 2023	403,682
Additions-change to tax expense	66,019
NOL Reductions/expirations	(18,326)
Balance at June 30, 2024 (Unaudited)	451,375

The aggregate NOLs as of June 30, 2024 was RMB1,691,612 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The aggregate NOLs as of December 31, 2023 was RMB1,527,691 deriving from entities in the PRC, Hong Kong, Singapore and U.S. The cumulative net operating loss in the PRC can be carried forward for five years, to offset future net profits for income tax purposes. The NOLs in PRC will start to expire from 2024 through 2028 if they are not used. The tax losses in Hong Kong, Singapore and U.S. can be carried forward without an expiration date.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of RMB403,682 and RMB451,375 had been provided as of December 31, 2023 and June 30, 2024, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the year ended December 31, 2023 and six months ended June 30, 2024. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB100 is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion.

Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Loss before provision for income taxes and loss from equity method investment	(51,085)	(50,821)
Income tax expense computed at an applicable tax rate of 25%	(12,771)	(12,705)
Non-deductible expenses related to share-based compensation	1,239	424
Non-taxable gain related to disposal gain on subsidiaries	—	1,084
Effect of other non-deductible items	312	49
Effect of preferential tax rate	3,037	(159)
Effect of income tax rate difference in other jurisdictions	(2,325)	(272)
Prior year true up	—	(49,298)
Change in valuation allowance	10,539	66,019
Total	31	5,142

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

If the Company were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the Foreign Invested Enterprise (“FIE”); or 10%, if the investor holds less than 25% in the FIE.

12.	CONVERTIBLE BOND AND DETACHABLE WARRANTS

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 and November 29, 2023.

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of a $3,000 principal amount 8% senior convertible bond (the “Bond”), warrant (the “Series A Warrant”) to purchase Class A ordinary shares of the Company at an exercise price of $972 per ordinary share, warrant (the “Series B Warrant”) to purchase Class A ordinary shares at an exercise price of $240 per ordinary share, and warrant (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “JAK Warrants”) to purchase Class A ordinary shares at an exercise price of $972 per ordinary Share. The net proceeds to the Company from the offering were approximately $2,635.

The Bond matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Company may also elect to pay accrued interest in Class A ordinary shares, at a rate of 12.0% per annum, assuming a conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Class A ordinary shares for the five consecutive trading days ending on the applicable interest payment date. The Bond is convertible at the option of the purchaser into Class A ordinary shares equal to 125% of the principal amount of the Bond at an initial conversion price equal to the lesser of (i) $240, subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Class A ordinary shares during the ten consecutive trading days prior to the conversion date.

On March 1, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to set a floor price of $72.00 per Ordinary Share for the conversion price of the Bond and exercise price of the Warrants.

On August 29, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $54.00 per Ordinary Share from $72.00 per Ordinary Share as amended on March 1, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On October 25, 2022, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $27.60 per Ordinary Share from $54.00 per Ordinary Share as amended on August 29, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On January 24, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $15.60 per Ordinary Share from $27.60 per Ordinary Share as amended on October 25, 2022 for the conversion price of the Bond and exercise price of the Warrants.

On June 7, 2023, the Company and the Purchaser entered amendment agreements to the Securities Purchase Agreement, Bond, and JAK Warrants to change the floor price to $8.40 per Ordinary Share from $15.60 per Ordinary Share as amended on January 24, 2023 for the conversion price of the Bond, while the exercise price of the Warrants shall remain at $15.60 per Ordinary share. In addition, the Termination Date for purposes of the Series B Warrant shall be amended and restated to December 31, 2023.

On January 30, 2024, the Company and the Purchaser entered amendment agreement to the Warrants to amend and restate the Termination Date for purposes of the Series B Warrant to December 31, 2024 for the Ordinary Shares issuable upon exercise of the Series B Warrant that are registered under the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) (the “F-3 Registration Statement”), and to 12 months following the effectiveness of a registration statement to be filed under the Securities Act registering the remaining unregistered Ordinary Shares issuable upon exercise of the Series B Warrant for such remaining Ordinary Shares. With respect to the Ordinary Shares issuable upon exercise of each of the Warrants that are registered under the F-3 Registration Statement, the Floor Price shall be amended and restated to $3.37 per Ordinary Share.

From October 2022 to July 2023, the Company issued 234,121 Class A ordinary shares in exchange for conversion of $2,275 of principle balance on a convertible bond and $387 of accrued interest (Approximately RMB18,892 in total).

On March 12, 2024, the Purchaser exercised 20,000 Series B Warrant at an exercise price of $3.37 per Ordinary Share to purchase 25,000 Class A ordinary shares, for an aggregate cash consideration of $61.

As of June 30, 2024, there are outstanding JAK Warrants to purchase an aggregate of 12,215,358 Class A ordinary shares.

No fractional shares will be issued upon exercise of the new warrant. No new warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the new warrants and a current prospectus relating to such shares of common stock.

The JAK Warrants are classified as a liability. The Company uses the binomial lattice model to value JAK Warrants and the fair value allocated to the JAK Warrants at the date of issuance was RMB11,020. The warrants liability will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the condensed consolidated statement of operations. The fair value change gain of the warrant liability was RMB3,844 for the six months ended June 30, 2024.

13.	SHARE-BASED COMPENSATION

The following paragraphs are presented on a retroactive basis to reflect the Company’s share consolidation on April 21, 2022 and November 29, 2023.

a.	Incentive Plan

2019 Plan

On September 19, 2019, September 1, 2020 and October 13, 2020, Ucommune Group granted 57,793, 7,683 and 797 share options to Ucommune Group’s employees and non-employees (the “Grantees”) at an exercise price of $0.024 per share respectively. The expiration date of the share options was the 10th anniversary of the date of grant. The options will vest in accordance with four types of vesting schedules set out in the respective option award agreement.

For type 1, 100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO.

For type 2, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 50% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO.

For type 3, 50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO.

For type 4, 50% of the awarded options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 30% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the third anniversary date of the Company’s IPO.

On September 1,2020, The vesting schedule of the award options for certain employees and non-employees has been changed from “50% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO; 30% of the options shall vest and become exercisable on the first anniversary date of the Company’s IPO; 20% of the options shall vest and become exercisable on the second anniversary date of the Company’s IPO”(Type 3) to “100% of the awarded options shall vest and become exercisable upon the date of the Company’s IPO”(Type 1).

2020 Plan

In connection with the SPAC Transaction, the Company adopted the 2020 Plan on November 17, 2020 (the “Replacement Date”), which is also the effective date of the SAPC Transaction to assume and replace the 2019 Plan. The Company rolled over options granted under the 2019 Plan with nearly the same terms. One option granted under the 2019 Plan was assumed and replaced by 0.4783 option under the 2020 Plan and the exercise price of the options was increased from $0.024 per share to $0.05018 (0.024 divided by 0.4783) per share. The 2020 Plan provides for the issuance of up to an aggregate of 29,953 of Class A ordinary shares. On August 19, 2022, the Company adopted an amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 41,667 Class A ordinary shares from 29,953 Class A ordinary shares to 71,620 Class A ordinary shares. On December 15, 2023, the Company adopted a third amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 1,000,000 Class A ordinary shares from 71,620 Class A ordinary shares to 1,071,620 Class A ordinary shares. On February 20, 2024, the Company adopted a fourth amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 3,000,000 Class A ordinary shares from 1,071,620 Class A ordinary shares to 4,071,620 Class A ordinary shares. On August 2, 2024, the Company adopted a fifth amendment to the 2020 Plan to increase the maximum aggregate number of shares that may be issued thereunder by 3,000,000 Class A ordinary shares from 4,071,620 Class A ordinary shares to 7,071,620 Class A ordinary shares.

The fair value of option granted was estimated on the date of grant using the binominal option- pricing model with the following assumptions used for grants during the applicable periods:

	For the years ended December 31,	For the six months ended June 30,
	2023	2024
	RMB	RMB
Risk-free interest rate	3.54%	4.01% - 4.45%
Volatility	102.39%	51.10% - 51.43%
Dividend yield	—	—
Life of options (in years)	10	10
Fair value of underlying ordinary shares*	54.21	14.06 – 28.26

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the US Treasury Bond yield as at the valuation date with a maturity period close to the expected term of the options.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical weighted volatility of the ordinary shares of comparable listed companies including the Company itself over a period comparable to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4)	Life of options

Life of options is extracted from option agreements.

Prior to the consummation of the SPAC Transaction, the estimated fair value of the ordinary shares underlying the options as of the valuation date was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the valuation dates, management has considered a number of factors, including the result of a third party appraisal of the Company, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the valuation date was determined with the assistance of an independent third-party appraiser. The fair values of the underlying ordinary shares on each date of the grant after November 17, 2020, were the closing prices of the Company’s ordinary shares traded in the stock exchange.

A summary of options activities during the year ended December 31, 2023 and six months ended June 30, 2024 is presented below:

	Number of options	Weighted average exercise price USD	Weighted average grant date fair value RMB	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at December 31, 2022	24,529	0.0504	9,400.37	6.93	3,028
Granted	37,494	0.0025	54.21
Exercised	(18,332)	0.0504	54.21
Forfeited	(325)	0.0504	4,504.06
Options outstanding at December 31, 2023	43,366	0.0504	5,289.26	7.45	1,116
Granted	1,000,000	0.00021	23.37
Exercised	(682,866)	0.00021	24.14
Forfeited	(3,598)	0.00441	684.41
Options outstanding at June 30, 2024	356,902	0.00193	653.55	9.38	5,077
Options vested and expected to vest as of June 30, 2024	356,902	0.00193	653.55	9.38	5,077
Options exercisable as of June 30, 2024	356,902	0.00193	653.55	9.38	5,077

*	The number of options, exercise price and grant date fair value are presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the closing stock price of $2 of the Company’s ordinary share on June 30, 2024.

The fair values of the options granted for the year ended December 31, 2023 and six months ended June 30, 2024 are as follows:

	For the years ended December 31, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Weighted average grant date fair value of option per share	54.21	23.37
Aggregate grant date fair value of options*	2,037	23,373

*	The weighted average grant date fair value of option per share is presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

As of June 30, 2024, there was no unrecognized compensation cost related to unvested share options.

Total share-based compensation expense of the above mentioned incentive plan for the six months ended June 30, 2023 and 2024 were as follows:

	For the six months ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
Cost of revenue	462	(4,119)
Selling and marketing	786	—
General and administrative	3,706	5,817
Total share-based compensation expense	4,954	1,698

b.	Earn-out compensation from SPAC Transaction

In connection with SPAC Transaction, 16,667 Earnout Shares were granted to certain shareholders of Ucommune Group.

The Company accounted for the Earnout Shares as share-based compensation under ASC 718. The Company determined the fair value of the earn-out shares using binomial model, which includes significant unobservable inputs that are classified as level 3 in the fair value hierarchy.

No share-based compensation expense of earn-out shares was recorded during the year ended December 31, 2023 and six months ended June 30, 2024.

14.	NET LOSS PER SHARE

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Ucommune International Ltd’s shareholders	(38,419)	(50,122)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share*,**	443,883	806,427
Basic and diluted net loss per share*,**	(86.55)	(62.15)

*	During the six months ended June 30, 2023 and 2024, the Group has ordinary shares issuable upon the exercise of share options, unit purchase options, warrants and conversion of convertible bonds as potentially dilutive ordinary shares and are excluded from the calculation for the period, as their effects would be anti-dilutive.

**	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Company.

For the six months ended June 30, 2023 and 2024, the Group has nil and nil ordinary shares issuable upon the conversion of convertible bonds, 43,366 and 356,902 ordinary shares issuable upon the exercise of share options as potentially dilutive ordinary shares and are excluded from the calculation, as their effects would be anti-dilutive.

15.	RELATED PARTIES BALANCES AND TRANSACTIONS

The Group had the following related parities:

a.	Executive Officers and companies controlled by executive officers

b.	Equity method investees

c.	Companies controlled by the same controlling shareholders.

d.	The 30% equity holder of Shengguang Zhongshuo

e.	The wholly owned subsidiary of d.

I.	Balances:

The Group had the following related party balances:

	Relationship	Notes	As of December 31, 2023	As of June 30, 2024
			RMB	RMB
				(Unaudited)
Amounts due from related parties:
Guangdong Advertising Co., Ltd.	(d)	(i)	285	561
Guangdong Marketing Advertising Group	(e)	(i)	33,517	10,120
Youxiang Group	(c)	(ii)	16,737	15,835
Others		(iii)	224	226
			50,763	26,742

	Relationship	Notes	As of December 31, 2023	As of June 30, 2024
			RMB	RMB
				(Unaudited)
Amounts due to related parties:
Youxiang Group	(c)	(iv)	508	676
Guangdong Advertising Co., Ltd.	(d)	(v)	1,499	29
Others		(vi)	2,417	3,506
			4,424	4,211

Notes:

(i)	Amounts due from Guangdong Advertising Co., Ltd. and Guangdong Marketing Advertising Group are marketing service fee receivable and prepayment, the age of the balances was within one year.

(ii)	Amounts due from Youxiang Group are construction fee and rental deposits.

(iii)	Represents operating management fees.

(iv)	Amounts due to Youxiang Group are accrued lease expenses and property management expenses.

(v)	Amounts due to Guangdong Advertising Co., Ltd. are accounts payable for advertisement distribution services.

(vi)	Amounts due to others are loan received from the Group’s Founder, Chairman and one of the principal shareholders Dr. Daqing Mao and investment principal due to an entity under control of Angela Bai who is the spouse of Dr. Daqing Mao.

II.	Transactions:

Lease expenses

			Six months Ended June 30, 2023	Six months Ended June 30, 2024
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(i)	154	—
Guangdong Advertising Co., Ltd.	(d)	(i)	349	584

Revenues

			Six months Ended June 30, 2023	Six months Ended June 30, 2024
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(ii)	1,819	654
Guangdong Advertising Co., Ltd.	(d)	(iii)	9,155	5,741

Property management expense

			Six months Ended June 30, 2023	Six months Ended June 30, 2024
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Youxiang Group	(c)	(iv)	758	288

Purchase of advertisement distribution resources

			Six months Ended June 30, 2023	Six months Ended June 30, 2024
	Relationship	Notes	RMB	RMB
			(Unaudited)	(Unaudited)
Guangdong Advertising Co., Ltd.	(d)	(v)	552	96
Guangdong Advertising Marketing Group	(e)	(v)	45,833	1,951

Notes:

(i)	The amount represents rental expense for the operating lease to Youxiang Group and Guangdong Advertising Co., Ltd..

(ii)	The amount represents consulting, construction and designing services, and workspace membership service provided to Youxiang Group.

(iii)	The amount represents marketing services provided to Guangdong Advertising Co., Ltd.

(iv)	The amount represents property management services provided by Youxiang Group.

(v)	The amount represents advertisement distribution services provided by these related parties.

16.	COMMITMENTS AND CONTINGENCIES

Capital commitment

As of June 30, 2024, the Group had no significant outstanding capital commitments.

Contingencies

In December 2019, Beijing Huasheng Venture Real Estate Development Co., Ltd (“Beijing Huasheng”) entered into a lease agreement with Ucommune Venture. Pursuant to the lease agreement, the Company agreed to lease the property of Beijing Huasheng in Beijing for a term of 20 years from February 28, 2021 (the “original lease”). Disputes arose between two parties with respect to the performance of the lease agreement. In December 2021, Beijing Huasheng initiated an arbitration before Beijing Arbitration Commission, requesting the Company to perform the original lease under the lease agreement and demanding the Company to pay liquidated damages. On May 30, 2023, Beijing Arbitration Commission dismissed Beijing Huasheng’s request and decided that the Company were not liable for any damages.

On October 19, 2023, Beijing Huasheng, together with Beijing Aikang Medical Investment Holding Group Co., Ltd. and Shanghai Tibai Medical Technology Co., Ltd. initialed another arbitration before Beijing Arbitration Commission, requesting the Company to compensate for the loss of their investments in the amount of US$19,816 and the related interest, in a total of RMB140 million. As of the date of this report, the case has not been heard, and the Group cannot predict the occurrence or outcome with certainty.

Except as described above, the Group is not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows.

17.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s CODM has been identified as the CEO. For the six months ended June 30, 2023 and 2024, there are three operating segments identified including workspace membership, marketing and branding, and others.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC. The Group’s CODM evaluates performance based on each operating segment’s revenue and costs of revenue (excluding impairment loss). Revenues and cost of revenue (excluding impairment loss) by segment are presented below.

	For the six months ended June 30, 2023	For the six months ended June 30, 2024
	RMB	RMB
	(Unaudited)	(Unaudited)
Revenue:
Workspace membership	70,793	39,418
Marketing and branding services	154,917	46,638
Other services	44,392	32,856
Total revenue	270,102	118,912
Cost of revenue (excluding impairment loss)
Workspace membership	(78,640)	(43,017)
Marketing and branding services	(151,527)	(47,045)
Other services	(41,708)	(30,885)
Total cost of revenue (excluding impairment loss)	(271,875)	(120,947)

The Group’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

18.	SUBSEQUENT EVENTS

On September 20, 2024, Ucommune (Beijing) Technology Co., Ltd. (“Ucommune Technology”), a wholly foreign-owned enterprise of the Company, issued a notice (“Notice of Termination”) to terminate the Ucommune Venture VIE Agreements (as defined below) to Ucommune (Beijing) Venture Investment Co., Ltd. (“Ucommune Venture”), a variable interest entity of the Company, and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Ucommune Technology, Ucommune Venture and/or its shareholders (the “Ucommune Venture VIE Agreements”), including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, will be terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination, by which time Ucommune Venture and its subsidiaries will be deconsolidated and their financial results will no longer be included in the Company’s consolidated financial statements. The Company has also carried out a series of restructuring transactions where the Company’s workspace membership business for mid- to large-sized enterprise members and marketing and branding business will continue to be operated by the Company, with the financial results being included in the Company’s consolidated financial statements; and certain non-core businesses of the Company will be disposed of in connection with the Notice of Termination.

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2024, through the issuance date of the consolidated financial statements, other than the subsequent event described above, the Company did not identify any subsequent events that would have required adjustment or disclosure on the consolidated financial statements.